# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## FORM 10-D

### ASSET-BACKED ISSUER
**Distribution Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

For the monthly distribution period from October 1, 2007 to October 31, 2007

Commission File Number of issuing entity: 333-140610-13

### RALI Series 2007-QH8 Trust
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-140610

### Residential Accredit Loans, Inc.
(Exact name of depositor as specified in its charter)

### Residential Funding Company, LLC
(Exact name of sponsor as specified in its charter)

| New York | None |
|---|---|
| (State or other jurisdiction of incorporation or organization of the issuing entity) | (I.R.S. Employer Identification No.) |

c/o Residential Funding Company, LLC, as Master Servicer
8400 Normandale Lake Boulevard
Minneapolis, Minnesota 55437
(Address of principal executive offices of
issuing entity)

55437
(Zip Code)

(952) 857-7000
(Telephone number, including area code)

N/A
(Former name, former address, if changed since last report)

| Title of Class | Registered/reported pursuant to (check one) | | | Name of exchange |
|---|---|---|---|---|
| | Section 12(b) | Section 12(g) | Section 15(d) | (If Section 12(b)) |
| Mortgage Asset-Backed Pass-Through Certificates, Series 2007-QH8, in the classes specified herein | [___] | [___] | [ X ] | _____ |

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  X       No ___

## PART I – DISTRIBUTION INFORMATION

**ITEM 1 – Distribution and Pool Performance Information.**

The response to Item 1 is set forth in part herein and in part in Exhibit 99.1.

Introductory and explanatory information regarding the material terms, parties and distributions described in Exhibit 99.1 is included in the Supplement, dated September 18, 2007 to Prospectus Supplement dated September 6, 2007 relating to the RALI Series 2007-QH8 Mortgage Asset-Backed Pass-Through Certificates (the "Certificates"), and related Prospectus dated April 9, 2007 (collectively, the "Prospectus"), of the RALI Series 2007-QH8 Trust (the "Issuing Entity") filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) under the Securities Act of 1933. The following classes of Certificates were offered under the Prospectus: Class A, Class X, Class R-I, Class R-II, Class M-1, Class M-2 and Class M-3.

## PART II – OTHER INFORMATION

**ITEM 2 – Legal Proceedings.**

Nothing to report.

**ITEM 3 – Sales of Securities and Use of Proceeds.**

Nothing to report.

**ITEM 4 – Defaults Upon Senior Securities.**

Nothing to report.

**ITEM 5 – Submission of Matters to a Vote of Security Holders.**

Nothing to report.

**ITEM 6 – Significant Obligors of Pool Assets.**

Inapplicable.

**ITEM 7 – Significant Enhancement Provider Information.**

Nothing to report.

**ITEM 8 – Other Information.**

Nothing to report.

**ITEM 9 – Exhibits**

(a)      Documents filed as part of this report.

Exhibit 99.1    November 2007 Monthly Statement to Certificateholders

(b)      Exhibits required by Form 10-D and Item 601 of Regulation S-K.

Exhibit 10.1    Series Supplement, dated as of August 1, 2007, and the Standard Terms of Pooling and Servicing Agreement, dated as of August 1, 2007, among Residential Accredit Loans, Inc., as company, Residential Funding Company, LLC, as master servicer, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K/A filed by the Issuing Entity with the Securities and Exchange Commission on October 24, 2007).

Exhibit 10.2    Assignment and Assumption Agreement, dated as of September 7, 2007, between Residential Funding Company, LLC and Residential Accredit Loans, Inc. (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K/A filed by the Issuing Entity with the Securities and Exchange Commission on October 24, 2007).

Exhibit 99.1    November 2007 Monthly Statement to Certificateholders

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  November 26, 2007


RALI Series 2007-QH8 Trust
(Issuing entity)

By:   Residential Funding Company, LLC,
       as Master Servicer


        By:  /s/ Darsi Meyer
              Name:  Darsi Meyer
              Title:    Director

EXHIBIT 99.1 -- MONTHLY STATEMENT TO CERTIFICATEHOLDERS